Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
	2012	2011
	$	$
Computation of earnings:
Income before income taxes	23.7	57.5
Plus: fixed charges	7.3	6.2
Less: capitalized interest	(0.4)	(0.2)
Earnings	30.6	63.5
Computation of fixed charges
Interest expense, net	6.5	5.7
Capitalized interest	0.4	0.2
Interest portion of operating lease expense	0.4	0.3
Fixed charges	7.3	6.2
Ratio of earnings to fixed charges	4.2	10.2